EXHIBIT 11
UST LIQUIDATING CORPORATION
COMPUTATION OF NET (LOSS) INCOME PER SHARE

	YEARS ENDED JUNE 30,
	2005	2004
Net (loss) income	$(293,000)	$224,000
Allocation of net (loss) income to preferred shareholders in connection with liquidation preference	293,000	(224,000)

Net (loss) income applicable to common shareholders	$0	$0

Basic and diluted earnings (loss) income per common shareholder	$0	$0

Weighted average number of common shares outstanding	22,298,598	22,298,598